SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated January 5, 2010

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

Enclosures:

Nokia press release dated December 1, 2009: Giesecke & Devrient has acquired Nokia’s shares in Venyon

Nokia press release dated December 9, 2009: Nokia joins forces with New Alliance to establish mobile services joint venture in China

Nokia press release dated December 29, 2009: Nokia requests ITC investigation into Apple patent infringement

PRESS RELEASE

December 1, 2009

Giesecke & Devrient has acquired Nokia’s shares in Venyon

Munich, Germany and Espoo, Finland — Giesecke & Devrient (G&D) and Nokia today announced that G&D has become the sole shareholder in Venyon Oy by acquiring the shares held by Nokia. G&D held a majority of the shares before the acquisition. Since its creation in 2006, Venyon has established itself as one of the leading trusted service managers (TSM) on the mobile near field communication (NFC) market.

NFC combines smart card and contactless technologies for secure mobile phone applications. As a TSM, Venyon provides trusted services to provision and manage applications such as credit cards or transit tickets securely over the mobile network on the user’s NFC-enabled mobile phone. Venyon is well positioned to provide aggregating TSM services between mobile network operators issuing NFC-capable SIM cards and service providers such as transit companies and banks on the growing NFC market.

“This move to acquire full ownership of Venyon is another key milestone in G&D’s strategy. It will enable us to continue to expand our position as a provider of secure mobile phone solutions — from SIM and secure microSD cards through software to the secure administration of critical applications on the mobile phone,” emphasized Karsten Ottenberg, CEO of Giesecke & Devrient. “The market for NFC solutions is expected to develop steadily. Venyon has built up leading service expertise in the NFC ecosystem, which will also be useful to us in other business sectors.”

“Nokia is proud to be a supporter and provide multiple enabling roles for NFC, one of them having been our investment in Venyon,” said Mark Selby, VP, Industry Collaborations, Nokia. “As the market for NFC is now maturing, the time is right for us to focus our efforts even more on NFC-enabled mobile devices and solutions designed to support NFC. We believe Venyon’s crucial role as a trusted third party working with mobile operators and service providers is best supported through full ownership by Giesecke & Devrient, who are recognized experts in secure applications in this market.”

G&D estimates that the demand for NFC services is increasing worldwide. With its industry-leading expertise combined with G&D’s position in the SIM and secure applications market, Venyon is well positioned to provide TSM services to banks, transit operators, mobile network operators and other stakeholders planning to commercialize their NFC services.

About Giesecke & Devrient

Giesecke & Devrient (G&D) is a leading international technology provider headquartered in Munich, Germany. With a headcount of around 10,000 employees, the Group generated sales of EUR 1.7 billion in fiscal 2008. Founded in 1852, G&D is a global market leader and pioneering innovator in banknote and banknote paper production and processing, smart card solutions for telecommunications and electronic payment, and security documents and identification systems. 49 subsidiaries and joint ventures across more than 30 countries ensure customer proximity worldwide. For more information, visit our website at: www.gi-de.com.

About Nokia

Nokia is a pioneer in mobile telecommunications and the world’s leading maker of mobile devices. Today, we are connecting people in new and different ways - fusing advanced mobile technology with personalized services to enable people to stay close to what matters to them. We also provide comprehensive digital map information through NAVTEQ; and equipment, solutions and services for communications networks through Nokia Siemens Networks.

NOKIA FORWARD-LOOKING STATEMENTS

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, services and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) our ability to develop and grow our consumer Internet services business; D) expectations regarding market developments and structural changes; E) expectations regarding our mobile device volumes, market share, prices and margins; F) expectations and targets for our results of operations; G) the outcome of pending and threatened litigation; H) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and I) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the deteriorating global economic conditions and related financial crisis and their impact on us, our customers and end-users of our products, services and solutions, our suppliers and collaborative partners; 2) the development of the mobile and fixed communications industry, as well as the growth and profitability of the new market segments that we target and our ability to successfully develop or acquire and market products, services and solutions in those segments; 3) the intensity of competition in the mobile and fixed communications industry and our ability to maintain or improve our market position or respond successfully to changes in the competitive landscape; 4) competitiveness of our product, services and solutions portfolio; 5) our ability to successfully manage costs; 6) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen, the Chinese yuan and the UK pound sterling, as well as certain other currencies; 7) the success, financial condition and performance of our suppliers, collaboration partners and customers; 8) our ability to source sufficient amounts of fully functional components, sub-assemblies, software and content without interruption and at acceptable prices; 9) the impact of changes in technology and our ability to develop or otherwise acquire and timely and successfully commercialize complex technologies as required by the market; 10) the occurrence of any actual or even alleged defects or other quality, safety or security issues in our products, services and solutions; 11) the impact of changes in government policies, trade policies, laws or regulations or political turmoil in countries where we do business; 12) our success in collaboration arrangements with others relating to development of technologies or new products, services and solutions; 13) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products, services and solutions; 14) inventory management risks resulting from shifts in market demand; 15) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products, services and solutions; 16) our ability to protect numerous Nokia, NAVTEQ and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 17) any disruption to information technology systems and networks that our operations rely on; 18) developments under large, multi-year contracts or in relation to major customers; 19) the management of our customer financing exposure;  20) our ability to retain, motivate, develop and recruit appropriately skilled employees; 21) whether, as a result of investigations into alleged violations of law by some former employees of Siemens AG (“Siemens”), government authorities or others take further actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer, or violations that may have occurred after the transfer, of such assets and employees that could result in additional actions by government authorities; 22) any impairment of Nokia Siemens Networks customer relationships resulting from the ongoing government investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; 23) unfavorable outcome of litigations; 24) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; as well as the risk factors specified on pages 11-28 of Nokia’s annual report on Form 20-F for the year ended December 31, 2008 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

Communications, Corporate Development, Tel. +358 7180 22152

Giesecke & Devrient

Corporate Communications

Heiko Witzke, Head of Team Media Relations

E-Mail: heiko.witzke@gi-de.com

Phone: +49 (0)89 4119 2422, Fax +49 (0)89 4119 1208

www.gi-de.com/press

www.nokia.com

PRESS RELEASE

December 9, 2009

Nokia joins forces with New Alliance to establish mobile services joint venture in China

Beijing, China - Nokia today has joined forces with New Alliance, an investment company which is part of the Shanghai Alliance Investment Ltd, to form a 50/50 joint venture company designed to offer a range of mobile services in China and support the local developer ecosystem.

The joint venture company will be called Nokia Alliance Internet Services Company Limited.

According to Niklas Savander, Executive Vice President of Services for Nokia, “China is the world’s largest mobile and internet market. As Nokia is entering the services business in China, establishing this joint venture is a natural step to help us bring locally relevant mobile services to Chinese consumers. “

“Joining forces with New Alliance gives us the right platform and expertise to offer a suite of selected Nokia Ovi services — as well as work with local content developers to help bring their applications to market,” Mr. Savander said.

Mr. Qu Liefeng from New Alliance said, “We are delighted to form this venture with Nokia. Given our wealth of local knowledge and experience, we believe that we are well placed to help develop the next level of mobile content and services in China.”

The joint venture will open for business in January 2010 and involve approximately 80 people.

About Nokia

Nokia is a pioneer in mobile telecommunications and the world’s leading maker of mobile devices. Today, we are connecting people in new and different ways - fusing advanced mobile technology with personalized services to enable people to stay close to what matters to them. We also provide comprehensive digital map information through NAVTEQ; and equipment, solutions and services for communications networks through Nokia Siemens Networks.

About New Alliance

Shanghai New Alliance is an affiliated company under Shanghai Alliance Investment Limited (SAIL). It focuses on long term growth projects with sustainability in the Telecom, media, technology, new energy, environmental, medical and pharmaceutical and modern services industries.

FORWARD-LOOKING STATEMENTS

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, services and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) our ability to develop and grow our consumer Internet services business; D) expectations regarding market developments and structural changes; E) expectations regarding our mobile device volumes, market share, prices and margins; F) expectations and targets for our results of operations; G) the outcome of pending and threatened litigation; H) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and I) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the deteriorating global economic conditions and related financial crisis and their impact on us, our customers and end-users of our products, services and solutions, our suppliers and collaborative partners; 2) the development of the mobile and fixed communications industry, as well as the growth and profitability of the new market segments that we target and our ability to successfully develop or acquire and market products, services and solutions in those segments; 3) the intensity of competition in the mobile and fixed communications industry and our ability to maintain or improve our market position or respond successfully to changes in the competitive landscape; 4) competitiveness of our product, services and solutions portfolio; 5) our ability to successfully manage costs; 6) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen, the Chinese yuan and the UK pound sterling, as well as certain other currencies; 7) the success, financial condition and performance of our suppliers, collaboration partners and customers; 8) our ability to source sufficient amounts of fully functional components, sub-assemblies, software and content without interruption and at acceptable prices; 9) the impact of changes in technology and our ability to develop or otherwise acquire and timely and successfully commercialize complex technologies as required by the market; 10) the occurrence of any actual or even alleged

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defects or other quality, safety or security issues in our products, services and solutions; 11) the impact of changes in government policies, trade policies, laws or regulations or political turmoil in countries where we do business; 12) our success in collaboration arrangements with others relating to development of technologies or new products, services and solutions; 13) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products, services and solutions; 14) inventory management risks resulting from shifts in market demand; 15) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products, services and solutions; 16) our ability to protect numerous Nokia, NAVTEQ and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 17) any disruption to information technology systems and networks that our operations rely on; 18) developments under large, multi-year contracts or in relation to major customers; 19) the management of our customer financing exposure; 20) our ability to retain, motivate, develop and recruit appropriately skilled employees; 21) whether, as a result of investigations into alleged violations of law by some former employees of Siemens AG (“Siemens”), government authorities or others take further actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer, or violations that may have occurred after the transfer, of such assets and employees that could result in additional actions by government authorities; 22) any impairment of Nokia Siemens Networks customer relationships resulting from the ongoing government investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; 23) unfavorable outcome of litigations; 24) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; as well as the risk factors specified on pages 11-28 of Nokia’s annual report on Form 20-F for the year ended December 31, 2008 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

Nokia

Communications, China

Tel. +8613911606875

Email: louise.ingram@nokia.com

www.nokia.com

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PRESS RELEASE

December 29, 2009

Nokia requests ITC investigation into Apple patent infringement

Espoo, Finland — Nokia announced it has today filed a complaint with the United States International Trade Commission (ITC) alleging that Apple infringes Nokia patents in virtually all of its mobile phones, portable music players, and computers.

The seven Nokia patents in this complaint relate to Nokia’s pioneering innovations that are now being used by Apple to create key features in its products in the area of user interface, as well as camera, antenna and power management technologies. These patented technologies are important to Nokia’s success as they allow better user experience, lower manufacturing costs, smaller size and longer battery life for Nokia products.

“Nokia has been the leading developer of many key technologies in small electronic devices” said Paul Melin, General Manager, Patent Licensing at Nokia. “This action is about protecting the results of such pioneering development.  While our litigation in Delaware is about Apple’s attempt to free-ride on the back of Nokia investment in wireless standards, the ITC case filed today is about Apple’s practice of building its business on Nokia’s proprietary innovation.”

About Nokia

Nokia is a pioneer in mobile telecommunications and the world’s leading maker of mobile devices. Today, we are connecting people in new and different ways - fusing advanced mobile technology with personalized services to enable people to stay close to what matters to them. We also provide comprehensive digital map information through NAVTEQ; and equipment, solutions and services for communications networks through Nokia Siemens Networks.

During the last two decades, Nokia has invested approximately EUR 40 billion in research and development and built one of the wireless industry’s strongest and broadest IPR portfolios, with over 11,000 patent families.  Nokia is a world leader in the development of handheld device and mobile communications technologies, which is also demonstrated by Nokia’s strong patent position.

FORWARD-LOOKING STATEMENTS

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, services and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) our ability to develop and grow our consumer Internet services business; D) expectations regarding market developments and structural changes; E) expectations regarding our mobile device volumes, market share, prices and margins; F) expectations and targets for our results of operations; G) the outcome of pending and threatened litigation; H) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and I) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the deteriorating global economic conditions and related financial crisis and their impact on us, our customers and end-users of our products, services and solutions, our suppliers and collaborative partners; 2) the development of the mobile and fixed communications industry, as well as the growth and profitability of the new market segments that we target and our ability to successfully develop or acquire and market products, services and solutions in those segments; 3) the intensity of competition in the mobile and fixed communications industry and our ability to maintain or improve our market position or respond successfully to changes in the competitive landscape; 4) competitiveness of our product, services and solutions portfolio; 5) our ability to successfully manage costs; 6) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen, the Chinese yuan and the UK pound sterling, as well as certain other currencies; 7) the success, financial condition and performance of our suppliers, collaboration partners and customers; 8) our ability

1

to source sufficient amounts of fully functional components, sub-assemblies, software and content without interruption and at acceptable prices; 9) the impact of changes in technology and our ability to develop or otherwise acquire and timely and successfully commercialize complex technologies as required by the market; 10) the occurrence of any actual or even alleged defects or other quality, safety or security issues in our products, services and solutions; 11) the impact of changes in government policies, trade policies, laws or regulations or political turmoil in countries where we do business; 12) our success in collaboration arrangements with others relating to development of technologies or new products, services and solutions; 13) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products, services and solutions; 14) inventory management risks resulting from shifts in market demand; 15) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products, services and solutions; 16) our ability to protect numerous Nokia, NAVTEQ and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 17) any disruption to information technology systems and networks that our operations rely on; 18) developments under large, multi-year contracts or in relation to major customers; 19) the management of our customer financing exposure; 20) our ability to retain, motivate, develop and recruit appropriately skilled employees; 21) whether, as a result of investigations into alleged violations of law by some former employees of Siemens AG (“Siemens”), government authorities or others take further actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer, or violations that may have occurred after the transfer, of such assets and employees that could result in additional actions by government authorities; 22) any impairment of Nokia Siemens Networks customer relationships resulting from the ongoing government investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; 23) unfavorable outcome of litigations; 24) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; as well as the risk factors specified on pages 11-28 of Nokia’s annual report on Form 20-F for the year ended December 31, 2008 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media Enquiries:

Nokia

Communications, North America

Tel. +1 914 368 0423

Email: communication.corp@nokia.com

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

www.nokia.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 5, 2010		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
		Name:	Kaarina Ståhlberg
		Title:	Assistant General Counsel